Van Robotics, Inc.



ANNUAL REPORT

712 RICHLAND STREET

COLUMBIA, SC 29201

0

smartrobottutor.com

This Annual Report is dated April 27, 2021.

BUSINESS

Van Robotics is revolutionizing distance learning with the power of AI and robotics. Our robots are designed to be social, fun and soundly educational. Van's first smart robot tutor to market is ABii, a K-5 curriculum-aligned tutor which observes and adapts teaching based on multiple measures of performance and attention during each lesson. ABii also delivers detailed reports on how attention may be impacting performance, where comprehension gaps are, what times of day or days of the week may be better for each student, and more. Van's next robot tutors to market will be ANDii, ABii's older, snarkier cousin designed for middle school students and MARii, a piano tutor for older adults with mild cognitive impairment.

Company Structure Proxybot, LLC was formed in March 2016 in Columbia, SC. Later that year, on September 12, 2016, the company name was changed to Van Robotics, LLC. In December 2017, the company became a C Corp and the name has since been, Van Robotics, Inc.

Intellectual Property We filed a patent to protect Van Robotics intellectual property on April 18, 2018. The patent has been assigned to, and is now owned by, the company.

Previous Offerings

Between 2020 and 2019, we sold __19,866_____ [shares of common stock] in exchange for $_10.00____ per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: First hires

Date: January 26, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 64,000

Use of proceeds: Building beta prototypes

Date: January 12, 2018

Offering exemption relied upon: 506(b)

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $601,999.00

Number of Securities Sold: 474,476

Use of proceeds: Manufacture first shipment of 600 robots, expand the team to build software and launch first school sales.

Date: March 29, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Operational expenses

Date: October 02, 2018

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Sales: 2020 is our first fiscal year (last half) with commercial product. Since commercial product was received, year-to-date sales are $202,196, with a number of contracts outstanding (not included in reported sales).

Estimated value of outstanding contracts is: $265,000. These contracts are approximately $80k in purchases through grants and another $185k in district purchases. Educational sales are primarily seasonal, with a large percentage of new purchases/spend occurring between April and August (when schools are expending budgets for the following school year). We do not expect this to change.

COVID temporarily affected our sales in April and part of May, but they have since picked up. COVID has also introduced new funding opportunities for school districts to prioritize purchases of distance and differentiated learning technologies at the federal and state levels. We are actively working with school districts to help them capture these funds and build in ABiis as part of their long-term solutions.

Operations: Our headquarters are currently located in the University of South Carolina Incubator space, which offers very economical rent and has enabled our team to have sufficient space to work and adhere to CDC guidelines on distancing. Our company policy states that all employees must wear face shield or face masks when 2 or more are meeting in the same space, there is no eating in common areas, and we sanitize surfaces regularly during the day.

We have have sufficient capital runway through the end of December 2021.

Foreseeable major expenses based on projections:

Managing team (salaries) - We will continue to support the Chief Executive Officer and add a Chief Operating Officer, to help manage the operational aspects of product manufacturing and delivery, and provide support for distributors and resellers.

Technical team (salaries) - Van will continue to support our technical team of 5 software developers (Chief Robot Technologist, 2 Senior Systems Developers, Graphics Designer and HRI Lead Developer), over the next 2 years. We will add 2 mid-level full-stack software developers to assist in the completion of cloud-level software (including accounts and machine learning-related tasks). In addition, we will increase salaries for existing tech team members to make them more in line with market.

Marketing/Sales (salaries) - We will continue to support our Head of Educational Business Strategy and add a new Chief Marketing Officer to substantially expand marketing and brand awareness and lead strategic marketing efforts to accelerate market penetration. We will also add 2 customer success/support team members to ensure quick responses to customer requests and focus on proactive communication to increase ongoing customer engagement. We'll also add Technical Support staff to provide phone and on-site support to customers.

Content generation / Ad spend - This year, Van will scale strategic marketing initiatives to significantly grow brand awareness and increase our footprint across school districts in the US. With increased marketing and advertising, we'll be able to attract more established resellers, with larger distribution channels and partner with more successful education-focused companies whose products complement ABii. In 2021-22, we'll use the funds to advertise to international audiences supporting English-language learning and English as a Second Language.

Manufacturing relocation and inventory - In 2021, Van will work with a small-batch manufacturer in the US to source, build, inspect and test the first American-made 300-500 ABii robots.

Future operational challenges:

Some future operational challenges we foresee are relocating manufacturing to the US and setting up a distribution center.

Future challenges related to capital resources:

We are working to scale sales to be net cash flow positive next year. To support operations and inventory costs through the next 12-15 months, we are also continuing our efforts to secure grant funding. We have secured capital to support the majority of the team through end of May 2021, but we will need to secure additional resources for marketing and sales efforts to achieve our cash flow positive goal .

Future milestones and events:

Our recent appearance on Shark Tank in May 2020, the massive distance and differentiated learning demands resulting from the current COVID-19 crisis, and the expected increase in the demand for AI technologies, will significantly impact the company's sales in the next 12 months and beyond.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $292,657.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Laura Boccanfuso

Amount Owed: $37,128.00

Interest Rate: 0.0%

As the founder of the company, Laura loaned $37,128 to the company, declared at the formation of the LLC. Material terms of transaction: $37,128, 0% interest, at the time of company acquisition

Creditor: Private Investor

Amount Owed: $25,000.00

Interest Rate: 5.0%

Maturity Date: October 02, 2020

Convertible Note that can convert to common stocks based on (a) Automatic Conversion upon a Qualified Financing ($1.5M raise or majority purchasers approved transaction), (b) Non-Qualified Financing, and (c) Optional Conversion (In the thirty (30) day period prior to the Maturity Date,

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO

Dates of Service: March 23, 2016 - Present

Responsibilities: Managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. She receives $12,000/year compensation.

Position: Board Chair

Dates of Service: March 23, 2016 - Present

Responsibilities: The board chair serves as the contact point for other board members on board issues. Sets the agenda and goals for board meetings and ensures that important issues/concerns are addressed Ensures that all board members are involved in committee activities; assigns committee chairs. Motivates board members to attend meetings.

Other business experience in the past three years:

Employer: Yale University

Title: Research Scientist

Dates of Service: June 06, 2016 - August 01, 2017

Responsibilities: Research and develop new technologies, design and conduct empirical studies, publish results. Provide supervision and training for Research Fellows during research studies.

Name: Aditi Ramachandran

Aditi Ramachandran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Robot Officer

Dates of Service: October 29, 2018 - Present

Responsibilities: Manage all technical development for robot-related software

Other business experience in the past three years:

Employer: Yale University

Title: PhD Candidate

Dates of Service: August 15, 2013 - August 31, 2018

Responsibilities: Research/Development human-robot interaction

Name: Bill Barfield

Bill Barfield's current primary role is with Phi Life Sciences. Bill Barfield currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: December 27, 2017 - Present

Responsibilities: Provides guidance on sound ethical, and legal and financial management policies to contribute to advance the success of the company.

Other business experience in the past three years:

Employer: Phi Life Sciences

Title: CFO

Dates of Service: April 29, 2016 - Present

Responsibilities: Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Laura Boccanfuso

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 52.08

RELATED PARTY TRANSACTIONS

Name of Entity: Laura Boccanfuso

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As the founder of the company, Laura loaned $33,646.62 to the company, declared at the formation of the LLC.

Material Terms: $33,646.62, 0% interest, at the time of company acquisition

OUR SECURITIES

Our authorized capital stock consists of _____10,000,000_____ shares of common stock, par value $__$.001_____ per share. As of December 31, 2020, ___1,094,859_____- shares of common stock are outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

1,000,000 preferred shares authorized, 578,759 outstanding

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2021.

Van Robotics, Inc.

By   /s/ *Laura Boccanfuso*

    Name: Laura Boccanfuso

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

VAN ROBOTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Van Robotics, Inc.
Columbia, South Carolina

We have reviewed the accompanying financial statements of Van Robotics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 16, 2021
Los Angeles, California

Van Robotics, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	292,657	$	317,269
Account receivables, net		96,737		44,553
Inventories		92,618		30,959
Prepaids and other current assets		40,000		56,541
Total current assets		**522,011**		**449,322**
Property and Equipment, net		40,856		49,027
Total assets	$	**562,868**	$	**498,350**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards	$	64,755	$	8,393
Deferred Revenue		72,635		163,962
Shareholder loan		33,647		33,647
Convertible Notes		-		-
Other current liabilities		5,443		-
Total current liabilities		**176,479**		**206,001**
Total liabilities		**176,479**		**206,001**
STOCKHOLDERS EQUITY				
Common Stock		1,095		1,064
Preferred Stock		579		579
Additional Paid in Capital		1,109,560		839,041
Equity Issuance Costs		(5,711)		-
Retained earnings/(Accumulated Deficit)		(719,134)		(548,335)
Total stockholders' equity		**386,388**		**292,348**
Total liabilities and stockholders' equity	$	**562,868**	$	**498,350**

See accompanying notes to financial statements.

Van Robotics, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 995,391	$ -
Cost of goods sold	90,038	-
Gross profit	905,354	-
Operating expenses		
General and administrative	1,082,961	502,547
Research and Development	-	214,662
Sales and marketing	98,682	13,373
Total operating expenses	1,181,643	730,582
Operating income/(loss)	(276,289)	(730,582)
Interest expense	50	67
Other Loss/(Income)	(105,540)	(315,831)
Income/(Loss) before provision for income taxes	(170,799)	(414,818)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (170,799)	$ (414,818)

See accompanying notes to financial statements.

Van Robotics, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	1,064,000 $	1,064	- $	-	$ 63,824	$ -	$ (133,518)	$ (68,629)
Issuance of Common Stock	-	-			-	-	-	-
Issuance of Preferred Stock			474,476	474	601,525			601,999
Conversion of Note to preferred stock	-	-	104,283	104	99,896	-	-	100,000
Sharebased Compensation					73,797			73,797
Net income/(loss)	-	-	-	-	-	-	(414,818)	(414,818)
Balance—December 31, 2019	1,064,000 $	1,064	578,759 $	579	$ 839,041	$ -	$ (548,335)	$ 292,349
Issuance of Common Stock pursuant to stock option exersiced	10,973 $	11			$ 13,989			14,000
Capital raised on Crowdfuning	19,886 $	20			$ 162,874	$ (5,711)		157,183
Sharebased Compensation	-	-	-	-	$ 93,655	-	-	93,655
Net income/(loss)	-	-	-	-	-	-	(170,799)	(170,799)
Balance—December 31, 2020	1,094,859 $	1,095	578,759 $	579	$ 1,109,560	$ (5,711)	$ (719,134)	$ 386,388

See accompanying notes to financial statements.

Van Robotics, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(170,799)	$	(414,818)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		8,171		8,171
Shared Based Compensation		93,655		73,797
Changes in operating assets and liabilities:				
Account receivables, net		(52,184)		(44,553)
Inventories		(61,659)		(30,959)
Prepaid expenses and other current assets		16,541		(56,541)
Credit cards		56,362		8,318
Deferred Revenue		(91,326)		165,447
Other current liabilities		5,443		-
Net cash provided/(used) by operating activities		**(195,796)**		**(291,137)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(57,199)
Net cash provided/(used) in investing activities		**-**		**(57,199)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of preferred stock		-		601,999
Issuance of Common Stock pursuant to stock option exersiced		14,000		
Capital raised on Crowdfunding		157,183		
Net cash provided/(used) by financing activities		**171,183**		**601,999**
Change in cash		(24,612)		253,663
Cash—beginning of year		317,269		63,606
Cash—end of year	$	**292,657**	$	**317,269**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	67
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Van Robotics Inc. was founded on October 10, 2018 in the state of Delaware. The financial statements of Van Robotics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Columbia, South Carolina.

The Company is an early-stage artificial intelligence company that develops and distributes robots ("ABii robots") for educational applications

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $42,657 and $67,269, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5-7 years
Leasehold Improvements	5-7 years
Molds For Robots	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Van Robotics is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company sells two types of ABii robots: one for use at home and the other for use in schools. The ABii robot includes 3 licenses with the at-home robot and 30 licenses for the in-school robot. These licenses cannot be purchased separately and include all future content, pertaining to the use of ABii at home or in school. The Company recognizes sales revenue at a point in time when the product is shipped. Individuals are billed prior to shipment

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor, commissions, distribution services, federal excise tax, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $98,682 and $13,373, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 92,618	$ 30,959
Total Prepaids and other current assets	$ 92,618	$ 30,959

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 40,000	$ 56,541
Total Prepaids and other current assets	$ 40,000	$ 56,541

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Tax payable	$ 4,943	$ -
Employee Liability	500	
Total Other Current Liabilities	$ 5,443	$ -

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture & Fixtures	$ 9,259	$ 9,259
Leasehold Improvements	6,487	6,487
Molds For Robots	41,453	41,453
Property and Equipment, at Cost	57,199	57,199
Accumulated depreciation	(16,342)	(8,171)
Property and Equipment, Net	$ 40,856	$ 49,027

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $ 8,171and $8,171 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,000,000 shares of common shares with $ 0.001 par value. As of December 31, 2020, and December 31, 2019, 1,094,859 and 1,064,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred shares with $0.001 par value. As of December 31, 2020, and December 31, 2019, 578,759 shares of preferred shares have been issued and are outstanding.

Debt to Equity Conversion

During 2019, the Company converted $100,000 of Convertible promissory notes into 104,283 shares of preferred stock.

7.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 266,662 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	59,111	$ 4.23	10.42
Granted	96,008	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2019	155,119	$ 2.35	8.83
Granted	38,403	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	193,522		

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $93,656 and $73,797, respectively.

As of Year Ended December 31,	2020	2019
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	93,655	73,797
Total share-based compensation	$ 93,655	$ 73,797

8. DEBT

Shareholder loan

During the Company borrowed money from one of the owners. The summary of the loans from the owners is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Shareholder loan	$ 33,647	0%	During fiscal year 2018	not defined	$ -	$ -	$ 33,647	$ -	$ 33,647	$ -	$ -	$ 33,647	$ -	$ 33,647
Total					$ -	$ -	$ 33,647	$ -	$ 33,647	$ -	$ -	$ 33,647	$ -	$ 33,647

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (44,408)	$ (49,960)
Valuation Allowance	44,408	49,960
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (121,101)	$ (76,693)
Valuation Allowance	121,101	76,693
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $465,773, and the Company had state net operating loss ("NOL") carryforwards of approximately $465,773. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During 2018, the Company borrowed money from one of the owners in the amount of $33,647. The loan bear not interest and has no defined maturity dates. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 1,188
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	$ 1,188

Rent expense was in the amount of $ 10,240 and $ 6,820 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 16, 2021 the date the financial statements were available to be issued.

On April 1, 2021, the company entered into the lease contract with Columbia Empowerment Zone, Inc for the office space. The date on which transfer of possession to Tenant occurs is April 1, 2021 with rent payment beginning May 1, 2021 and ending Three Years (36 months) from commencement date. Monthly rent is $2,625.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Laura Boccanfuso, Principal Executive Officer of Van Robotics, Inc., hereby certify that the financial statements of Van Robotics, Inc. included in this Report are true and complete in all material respects.

Laura Boccanfuso

Principal Executive Officer